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FORM 1-A /A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

RECEIVED
JUL 2 2 2004
DIVISION OF CORPORATION FINANCE
OFFICE OF EMERGING GROWTH COMPANIES

American Motors Corporation
(Exact name of issuer as specified in its charter)

California
(State or other jurisdiction of incorporation or organization)

190 Sierra Court B-11 #103, Palmdale, California 93550 (661) 538-9580
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Ronnie J. Simon, 190 Sierra Court B-11 #103, Palmdale, California 93550 (661) 538-9580
(Name, address, including zip code, and telephone number, including area code, of agent for service)

3711	91-1986991
(Primary Standard Industrial Classification Code Number)	**(I.R.S. Employer Identification Number)**

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PROCESSED
JUL 3 0 2004
THOMSON FINANCIAL

AMC
American
Motors

July 21, 2004

VIA FACSIMILE

John D. Reynolds
Assistant Director
Division of Corporation Finance
U. S. Securities and Exchange Commission
450 5th Street, N.W. –Room 3112
Washington, D.C. 20549

RECEIVED
JUL 22 2004
DIVISION OF CORPORATION FINANCE
OFFICE OF EMERGING GROWTH COMPANIES

Re: American Motors Corporation
Form 1-A filed July 16, 2004
File no. 24-10094

Dear Mr. Reynolds:

Please accept the attached amended cover sheet to our offering statement adding the following delaying legend:

> **This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.**

Please let me know if there is anything else required to allow review by your staff. I can be reached at (661) 538-9580.

Sincerely,

Ronnie J. Simon
President

American Motors Corporation
661-538-9580 • e-mail: rsimon@e-americanmotors.com
190 Sierra Court B-11, Suite 103 • Palmdale, California 93550